Public Infrastructure Solutions:

Public-Private Partnerships Can Be the Answer to Your Staff & Budget Restraints

SUNDSTROM, FRIEDMAN & FUMERO, LLP
Attorneys | Counselors

In today's environment of tight deadlines and even tighter budgets, it is important to look for alternative solutions to infrastructure needs. Traditional approaches can be slow and costly. Public-Private Partnerships (PPP) are a globally proven model.

Strengths from both the public and private sectors are combined to share skills and assets, risks and rewards. The result is efficient and effective delivery of projects and services.



- ✓ **Bypass Budget Constraints**
- ✓ **Faster Completion**
- ✓ **Flexible Financing Models**
- ✓ **Control the Project, Share the Risks**

2013 Florida Public-Private Partnership Act.

In 2013, the Florida Legislature created the Florida Public-Private Partnership Act. The Act contains standards for agreements between public entities and private entities to finance, construct, develop or upgrade facilities or other public infrastructure defined as "qualifying projects". The Act addresses the procurement process, project qualification processes, project approval requirements, and comprehensive agreement requirements for qualifying projects. The Act authorizes, but does not mandate, governmental entities to accept unsolicited proposals, and sets forth the notice/procedural requirements after receipt of an unsolicited bid. Once the public entity agrees to enter into a partnership, the Act specifies the information which must be contained within the comprehensive agreement between the public and private entities.


CITY HALL



Create Infrastructure Without Asking the Taxpayers for Additional Funding.

One of the greatest benefits of a PPP is the ability to provide services for the taxpayers without asking them to pay more taxes. When engaging the private sector, their resources and capital is on your side. Get the project's full cost up front, make the most of efficient cash flow management, utilize innovative procurement models such as the unsolicited proposal process, and have bidders cover staff costs for technical and legal review.

SUNDSTROM,
FRIEDMAN & FUMERO, LLP
Attorneys | Counselors



Get the Project Done Quicker.

When you enter into a PPP, you ensure efficient project management and the possibility of upfront capital that can significantly accelerate project delivery.

Benefit from Financial Flexibility.

Different financing options are an attractive feature of PPPs. Take advantage of innovative financing solutions such as government credit programs, venture capital, or private activity bonds.

Share the Risks, but Maintain Oversight.

The PPP process encourages a results-oriented, performance-based relationship while transferring many of the risks to the private partner. Government maintains oversight and control of the project through contractual terms and conditions, gains access to private resources and technology, and balances all relevant interests to meet public needs - without incurring all the financial risk.

Water & Waste Water Utilities

Toll Roads & Bridges

Buildings & Other Public Infrastructure

About Sundstrom, Friedman & Fumero, LLP

Sundstrom, Friedman & Fumero is an "AV" rated, statewide law firm formed in Tallahassee in 1987. We represent both private and public sector entities, from counties and cities to private development companies, utilities, and landowners. Our understanding of all aspects of governmental law translates to a distinct advantage for our clients.

Contact us today to learn more about the benefits of Public-Private Partnerships.

NORTH FLORIDA
2548 Blairstone Pines Dr.
Tallahassee, FL 32301
P: 850.877.6555
William Sundstrom
wsundstrom@sfflaw.com

CENTRAL FLORIDA
766 N. Sun Dr., Suite 4030
Lake Mary, FL 32746
P: 407.830.6331
Martin Friedman
mfriedman@sfflaw.com

SOUTH FLORIDA
7700 Congress Ave.
Suite 2201
Boca Raton, FL 33487
P: 561.982.7114
John Fumero
jfumero@sfflaw.com